BECTON, DICKINSON AND COMPANY

1 Becton Drive

Franklin Lakes, New Jersey 07414

April 21, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Amanda Ravitz

Jonathan Ingram

Nicholas P. Panos

Re:	Becton, Dickinson and Company

Registration Statement filed on Form S-4

File No. 333-203013

Filed March 26, 2015

Dear Ms. Ravitz and Messrs. Ingram and Panos:

Set forth below is a supplement to our response letter, dated April 9, 2015, as supplemented by our letter, dated April 13, 2015 and the letter of our counsel, Skadden, Arps, Slate, Meagher & Flom LLP, dated April 17, 2015, to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter, dated April 8, 2015 (the “Comment Letter”), as supplemented by oral comments received from the Staff on April 10, 2015 and April 16, 2015, relating to the Registration Statement on Form S-4 (the “Form S-4”) filed by the Company on March 26, 2015, as amended by Amendment No. 1 to Form S-4, filed by the Company on April 9, 2015, including the prospectus, dated April 9, 2015 (the “Prospectus”), forming a part thereof. This supplemental letter is delivered in response to additional oral comments relating to the proposed amendments received from the Staff on April 20, 2015. Capitalized terms used herein but not defined shall have the definitions ascribed to them in the Form S-4.

The Company has filed a second amendment to the Form S-4, dated the date hereof, removing the proposed amendment that would have eliminated Section 3.5 of the CareFusion Base Indenture, which requires the issuer of the CareFusion Notes to provide certificates of compliance to the trustee for the CareFusion Notes. The amendment also contains an explanatory note clarifying that the Company is no longer seeking any consent from the holders of the CareFusion Notes with respect to such proposed amendment and that,

Amanda Ravitz

Jonathan Ingram

Nicholas P. Panos

Securities and Exchange Commission

April 21, 2015

notwithstanding having received the requisite consents to effect such proposed amendment, the Company will not implement such proposed amendment.

*     *     *

Amanda Ravitz

Jonathan Ingram

Nicholas P. Panos

Securities and Exchange Commission

April 21, 2015

If you have any questions with respect to the foregoing, please contact me at (201) 847-3223.

Very truly yours, Becton, Dickinson and Company

By:	/s/ Jeffrey S. Sherman

Jeffrey S. Sherman Senior Vice President and General Counsel

cc:	Paul T. Schnell

Laura Kaufmann Belkhayat

Skadden, Arps, Slate, Meagher & Flom LLP